SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                Blockbuster Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                 Class A Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    93679108
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                                 October 6, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)
[_]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No.  93679108                                           Page 2 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Viacom International Inc.
          I.R.S. IDENTIFICATION NO.  04-2980402
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [_]
          (b)  [_]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             0

           NUMBER OF           -------------------------------------------------
            SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         0
              EACH             -------------------------------------------------
           REPORTING                  7      SOLE DISPOSITIVE POWER
             PERSON
              WITH                           0
                               -------------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0%
--------------------------------------------------------------------------------
      12  TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No.  93679108                                           Page 3 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Viacom Inc.
          I.R.S. IDENTIFICATION NO.  04-2949533
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [_]
          (b)  [_]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             0

           NUMBER OF           -------------------------------------------------
            SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         0
              EACH             -------------------------------------------------
           REPORTING                  7      SOLE DISPOSITIVE POWER
             PERSON
              WITH                           0
                               -------------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0%
--------------------------------------------------------------------------------
      12  TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No.  93679108                                           Page 4 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Nairi, Inc.
          I.R.S. IDENTIFICATION NO.  04-3446887
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [_]
          (b)  [_]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             0

           NUMBER OF           -------------------------------------------------
            SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         0
              EACH             -------------------------------------------------
           REPORTING                  7      SOLE DISPOSITIVE POWER
             PERSON
              WITH                           0
                               -------------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0%
--------------------------------------------------------------------------------
      12  TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No.  93679108                                           Page 5 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          National Amusements, Inc.
          I.R.S. IDENTIFICATION NO.  04-2261332
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [_]
          (b)  [_]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland
--------------------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             0

           NUMBER OF           -------------------------------------------------
            SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         0
              EACH             -------------------------------------------------
           REPORTING                  7      SOLE DISPOSITIVE POWER
             PERSON
              WITH                           0
                               -------------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0%
--------------------------------------------------------------------------------
      12  TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No.  93679108                                           Page 6 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Sumner M. Redstone
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [_]
          (b)  [_]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             0

           NUMBER OF           -------------------------------------------------
            SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         0
              EACH             -------------------------------------------------
           REPORTING                  7      SOLE DISPOSITIVE POWER
             PERSON
              WITH                           0
                               -------------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0%
--------------------------------------------------------------------------------
      12  TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

Item 1(a).    Name of Issuer:

              Blockbuster Inc. (the "Issuer" or "Blockbuster").

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1201 Elm Street
              Dallas, Texas 75270

Item 2(a).    Name of Person Filing:

              This Statement is filed on behalf of Viacom International Inc. ("VII"), Viacom Inc. ("VI" or "Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner M. Redstone, (collectively, the "Reporting Persons"). All of VII's voting stock is owned by VI; approximately 71% of VI's voting stock is owned by NAIRI, which in turn is owned 100% by NAI; Mr. Sumner M. Redstone is the controlling shareholder, Chairman and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman and Chief Executive Officer of VI.

Item 2(b).    Address of Principal Business Office, or if None, Residence:

              VII's address is 1515 Broadway, New York, New York 10036. VI's address is 1515 Broadway, New York, New York 10036. NAIRI's address is 200 Elm Street, Dedham, MA 02026.
              NAI's address is 200 Elm Street, Dedham, MA 02026.
              Mr. Redstone's address is c/o NAI, 200 Elm Street, Dedham, MA
              02026.

Item 2(c).    Citizenship:

              VII is a Delaware corporation.
              VI is a Delaware corporation.
              NAIRI is a Delaware corporation.
              NAI is a Maryland corporation.
              Mr. Redstone is a citizen of the United States.

Item 2(d).    Title of Class of Securities:

              The Issuer's class A common stock, par value $0.01 per share (the "Class A Shares").

Item 2(e).    CUSIP Number:

              93679108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

              Not applicable.


                               Page 7 of 12 Pages

Item 4.       Ownership.

(a) Amount Beneficially Owned:            0
                               ---------------------------.

(b) Percent of Class:                     0%
                      ------------------------------------.

(c) Number of shares as to which the person has:

         (i) sole power to vote or to direct the vote        0
                                                      ---------------.

         (ii) shared power to vote or to direct the vote     0
                                                         ------------.

         (iii) sole power to dispose or to direct the disposition of    0
                                                                     ----------.

         (iv) shared power to dispose or to direct the disposition of   0
                                                                     ----------.

              On October 6, 2004, VI announced that its offer to exchange 2.575 Class A Shares and 2.575 shares of the Issuer's class B common stock, par value $0.01 per share (the "Class B Shares"), owned by VI for each outstanding share of VI's class A common stock, par value $0.01 per share ("Viacom Class A Common Stock"), or class B common stock, par value $0.01 per share ("Viacom Class B Common Stock"), up to an aggregate of 27,961,165 shares of Viacom Class A Common Stock and Viacom Class B Common Stock, expired at 12:00 midnight on October 5, 2004. VI accepted 27,961,165 shares of Viacom common stock, consisting of 553,616 shares of Viacom Class A Common Stock and 27,407,549 shares of Viacom Class B Common Stock in the exchange offer in exchange for 72 million Class A Shares and 72 million Class B Shares. As a result of the exchange offer, none of the Reporting Persons owns any Class A Shares or Class B Shares.

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              Not applicable.


                               Page 8 of 12 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1) we agree that this statement is filed on behalf of each of us.

Date:  January 13, 2005


                                     VIACOM INTERNATIONAL INC.

                                     By:  /s/ Michael D. Fricklas
                                         ---------------------------------------
                                         Name:  Michael D. Fricklas
                                         Title: Executive Vice President,
                                                General Counsel and Secretary


                                     VIACOM INC.

                                     By:  /s/ Michael D. Fricklas
                                         ---------------------------------------
                                         Name:  Michael D. Fricklas
                                         Title: Executive Vice President,
                                                General Counsel and Secretary


                                     NAIRI, INC.

                                     By:  /s/ Sumner M. Redstone
                                         ---------------------------------------
                                         Name:  Sumner M. Redstone
                                         Title: Chairman and President


                                     NATIONAL AMUSEMENTS, INC.

                                     By:  /s/ Sumner M. Redstone
                                         ---------------------------------------
                                         Name:  Sumner M. Redstone
                                         Title: Chairman and Chief Executive
                                                Officer


                               Page 9 of 12 Pages

                                     By:  /s/ Sumner M. Redstone
                                         ---------------------------------------
                                         Sumner M. Redstone
                                         Individually




                               Page 10 of 12 Pages

Exhibit to Amendment No. 4
to Schedule 13G

                             JOINT FILING AGREEMENT

            The undersigned hereby agree that the Statement on Schedule 13G, dated April 8, 2002 (the "Schedule 13G"), with respect to the Class A Common Stock, par value $0.01 per share, of Blockbuster Inc., is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 8th day of April, 2002.

                                     VIACOM INTERNATIONAL INC.

                                     By: /s/ Michael D. Fricklas
                                        ----------------------------------------
                                        Michael D. Fricklas
                                        Executive Vice President, General
                                        Counsel and Secretary

                                     VIACOM INC.

                                     By: /s/ Michael D. Fricklas
                                        ----------------------------------------
                                        Michael D. Fricklas
                                        Executive Vice President, General
                                        Counsel and Secretary

                                     NAIRI, INC.

                                     By: /s/ Sumner M. Redstone
                                        ----------------------------------------
                                        Sumner M. Redstone
                                        Chairman and President



                              Page 11 of 12 Pages



                                     NATIONAL AMUSEMENTS, INC.

                                     By: /s/ Sumner M. Redstone
                                        ----------------------------------------
                                        Sumner M. Redstone
                                        Chairman and Chief Executive Officer

                                     /s/ Sumner M. Redstone
                                     -------------------------------------------
                                     Sumner M. Redstone
                                     Individually




                               Page 12 of 12 Pages